Item 77D

Bond Portfolio, a series of SCUDDER VARIABLE SERIES I

Bond Portfolio changed its name-related investment strategy. Prior to May 1, 2002, the Fund's strategy stated that the fund pursues its goal by investing at least 65% of its assets in bonds of any maturity. The policy was revised as follows: Under normal circumstances, the portfolio invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in bonds of any maturity.

Health Sciences Portfolio, a series of SCUDDER VARIABLE SERIES I

Health Sciences Portfolio changed its name-related investment strategy. Prior to May 1, 2002, the Fund's strategy stated that the fund seeks long-term growth of capital by investing at least The portfolio seeks long-term growth of capital by investing at least 80% of total assets in common stocks of companies in the health care sector. The portfolio will focus on securities of U.S. companies but may also invest in foreign companies; the companies may be of any size and commit at least half of their assets to the health care sector, or derive at least half of their revenues or net income from that sector. The industries in the health care sector are pharmaceuticals, biotechnology, medical products and supplies, and health care services. The policy was revised as follows: Under normal circumstances, the portfolio seeks long-term growth of capital by investing at least 80% of total assets, plus the amount of any borrowings for investment purposes, in common stocks of companies in the health care sector. The portfolio will focus on securities of U.S. companies but may also invest in foreign companies; the companies may be of any size and commit at least half of their assets to the health care sector, or derive at least half of their revenues or net income from that sector. The industries in the health care sector include pharmaceuticals, biotechnology, medical products and supplies, and health care services.